Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-167421

PROSPECTUS SUPPLEMENT
(To Subscription and Community Offering Prospectus
dated August 9, 2010)

(Proposed holding company for Northfield Bank)

This supplements the subscription and community offering prospectus of Northfield Bancorp, Inc. dated August 9, 2010. This prospectus supplement should be read together with the subscription and community offering prospectus.

We are commencing a syndicated community offering.

We are conducting a syndicated community offering of shares not subscribed for in the subscription and community offerings. The number of shares available for sale in the syndicated community offering will be reduced by the number of shares sold in the subscription offering and community offering.

We are increasing the number of shares that you may purchase in the offering.

To facilitate the sale of additional shares, we have increased the number of shares that you may purchase. The maximum amount that any person, either individually or together with their associates or persons acting in concert, may purchase is 5% of the common stock sold in the offering (1,317,500 shares at the minimum of the offering range and 1,782,500 shares at the maximum of the offering range). The purchase limitation may be further increased to 9.99% of the common stock sold in the offering, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

The ownership limitations for current Northfield Bancorp, Inc. stockholders disclosed in the subscription and community offering prospectus remain unchanged.

If you previously have submitted an order in the subscription offering for 300,000 shares, or you, together with your associates or persons acting in concert, have submitted an order in the subscription offering for 300,000 shares, you may increase your order by submitting the enclosed supplemental stock order form for the additional shares with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization, not later than 12:00 Noon, Eastern time, on Monday, September 27, 2010. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order form.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by the members of Northfield Bancorp, MHC (depositors of Northfield Bank) and the stockholders of Northfield Bancorp, Inc., (2) receipt of final regulatory approvals, including approval of an updated appraisal, and (3) the sale of at least 26,350,000 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 15, 2010